EXHIBIT 11

BAIRNCO CORPORATION AND SUBSIDIARIES

CALCULATION OF BASIC AND DILUTED EARNINGS PER SHARE

FOR THE QUARTERS ENDED APRIL 3, 2004 AND APRIL 5, 2003

(Unaudited)

	2004	2003
BASIC EARNINGS PER COMMON SHARE:

Net income	$ 1,255,000	$ 889,000
Average common shares outstanding	7,342,000	7,334,000
Basic Earnings Per Common Share	$ 0.17	$ 0.12

DILUTED EARNINGS PER COMMON SHARE:

Net income	$ 1,255,000	$ 889,000
Average common shares outstanding	7,342,000	7,334,000
Dilutive effect of restricted stock	39,000	--
Common shares issuable in respect to options issued to employees with a dilutive effect	50,000	2,000
Total diluted common shares outstanding	7,431,000	7,336,000
Diluted Earnings Per Common Share	$ 0.17	$ 0.12

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